UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the

Securities Exchange Act of 1934

OPNET Technologies, Inc.

(Name of Subject Company)

OPNET Technologies, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

683757108

(CUSIP Number of Class of Securities)

Brett Nissenberg

Senior Vice President

and General Counsel

OPNET Technologies, Inc.

c/o Riverbed Technology, Inc.

199 Fremont Street

San Francisco, CA 94105

(415) 247-8800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With copies to:

Keith A. Flaum, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by OPNET Technologies, Inc., a Delaware corporation (the “Company” or “OPNET”), with the Securities and Exchange Commission on November 14, 2012 and subsequently amended by Amendment No. 1 on November 21, 2012, Amendment No. 2 on December 3, 2012, Amendment No. 3 on December 3, 2012 and Amendment No. 4 on December 5, 2012. This Statement relates to an exchange offer by Octagon Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Riverbed Technology, Inc., a Delaware corporation (“Riverbed”), disclosed in a Tender Offer Statement on Schedule TO, dated November 14, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to acquire all of the outstanding shares of Common Stock of OPNET (the “Shares”) in exchange for consideration per Share consisting of (i) $36.55 in cash and (ii) 0.2774 of a share of Riverbed common stock, par value $0.001 per share (the “Riverbed Stock”), without interest, and upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated November 14, 2012 (as originally filed with the registration statement on Form S-4 with the Securities and Exchange Commission relating to the shares of Riverbed Stock to be issued to the stockholders of OPNET in the Offer and the Merger, and as amended or supplemented from time to time, the “Prospectus/Offer to Exchange”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Prospectus/Offer to Exchange constitute the “Offer”). Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following paragraphs thereto:

The Offer expired at 12:00 midnight Eastern Time (one minute after 11:59 p.m.) on the evening of December 17, 2012. The depositary for the Offer advised that, as of the expiration of the Offer, approximately 20,050,000 Shares were validly tendered and not withdrawn, representing approximately 85% of the Shares. Therefore, the minimum tender condition was satisfied. All Shares that were validly tendered and not validly withdrawn have been accepted by Riverbed for payment in accordance with the terms of the Offer and applicable law.

Riverbed and Acquisition Sub effected a short-form merger under Delaware law after exercising the Top-Up Option and, as a result, the Company became a direct, wholly-owned subsidiary of Riverbed.

As a result of the Merger, each outstanding Share (other than Shares held by Riverbed, OPNET or their respective subsidiaries, or held by stockholders of OPNET who properly assert appraisal rights under Delaware law) was automatically converted into the right to receive: (i) $36.55 in cash; and (ii) 0.2774 shares of Riverbed common stock, without interest thereon and subject to any tax withholding.

Following the Merger, the Shares ceased to trade on the NASDAQ Stock Market.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPNET TECHNOLOGIES, INC.

By:	/s/ Brett A. Nissenberg
Brett A. Nissenberg
Senior Vice President and General Counsel

Dated: December 18, 2012